Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Measuring Instruments to Present at the Oppenheimer 14th Annual Technology Conference in Boston on August 9, 2011

Company presentation moved to 3:15pm

REHOVOT, Israel, August 4, 2011 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that its President and CEO, Mr. Gabi Seligsohn and Chief Financial Officer, Mr. Dror David, will both be present at the Oppenheimer 14th Annual Technology Conference.

The conference will be taking place at the Four Seasons Hotel in Boston. Mr. Seligsohn, Nova’s President and CEO, is scheduled to present in the Endicott Room at 3:15pm Eastern Time on Tuesday, August 9, 2011. The conference will be simultaneously webcast, and can be accessible from a link on Nova’s website.

At the conference there will be an opportunity for investors to meet one-on-one with management. Interested investors should contact the conference organizers or the Investor Relations team at Nova.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.